UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, July 16th 2021

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Buenos Aires City, Argentina

Present

Ref: . - Material Fact. - Consent Request Senior Notes Class No. 9

Dear Sirs,

I address you in my capacity as representative of Empresa Distribuidora y Comercializadora Norte S.A. (the “Company”), in order to inform that on the current date, the Company's Board of Directors has approved the launch, on the current day, of the consent request (the “Consent Request”) to obtain a waiver from the obligation of article 10.3 (Optional Repurchase of Holders in the Event of a Change of Control) of the trust agreement dated October 25, 2010 between the Company and The Bank of New York to launch the repurchase of the Senior Notes with a Fixed Rate of 9.75% maturing on October 25, 2022 (the “Class 9 Senior Notes”). The press release corresponding to the Consent Request is attached hereto as Annex I.

Without further ado, I greet you very kindly,

Empresa Distribuidora y Comercializadora Norte S.A.

Gabriela L. Chillari

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)
Announces Consent Solicitation
for its
9.75% Senior Notes due 2022

(CUSIP Nos. 29244AAK8/P3710FAJ3; ISIN Nos. US29244AAK88/USP3710FAJ32)

Buenos Aires, July 16, 2021 – Empresa Distribuidora y Comercializadora Norte S.A. (the “Issuer”) announced today that it is soliciting consents (the “Consent Solicitation”) from all registered holders (individually, a “Holder,” and collectively, the “Holders”) of its 9.75% Senior Secured Notes due 2022 (the “Notes”), upon the terms and conditions described in the Issuer’s Consent Solicitation Statement, dated July 16, 2021 (the “Statement”), to certain proposed waiver (the “Proposed Waiver”) under the Indenture dated as of October 25, 2010 (the “Indenture”), among the Issuer and The Bank of New York Mellon, as trustee, pursuant to which the Notes were issued.

The Proposed Waiver will allow the Issuer to omit compliance with Section 10.3 of the Indenture (Repurchase at the Option of Holders Upon a Change of Control) in connection with the acquisition of control over the Issuer by Empresa de Energía del Cono Sur S.A., without causing the Notes to experience a default or event of default as a result of such omission. Unless otherwise defined herein, capitalized terms used herein have the meanings given to them in the Statement.

The Consent Solicitation will expire at 5:00 p.m., New York City Time, on July 30, 2021, unless extended or earlier terminated by the Issuer in its sole discretion (such date and time, as the same may be extended, the “Expiration Date”). The record date of the Consent Solicitation is 5:00 p.m., New York City time, on July 15, 2021.

The Consent Solicitation is subject to, and conditioned upon, the satisfaction or waiver of certain customary conditions described in the Statement, including receiving the consents of holders of not less than a majority in aggregate principal amount of the outstanding Notes (the “Required Consents”).

In the event that the Required Consents for the Notes are received on or prior to the Expiration Date, the Issuer will pay an aggregate cash payment equal to US$20 per US$1,000 principal amount of the Notes (the “Consent Payment”) for which the Required Consents to the Proposed Waiver are validly delivered on or prior to the Expiration Date and not validly revoked prior to the earlier to occur of (i) the receipt of the Required Consents and (ii) the Expiration Date. The Consent Payment is expected to be paid on a date promptly following the Expiration Date, but no later than five business days following the later of the Expiration Date and the Consent Effective Time.

The Proposed Waiver will become effective and operative immediately upon execution thereof as to all Holders at the Consent Effective Time, whether or not a Holder delivered a Consent.

BCP Securities, LLC. is acting as the solicitation agent in the Consent Solicitation, Quantum Finanzas is acting as financial advisor to the Issuer and D.F. King has been retained to serve as the information and tabulation agent.

Persons with questions regarding the Consent Solicitation should contact BCP Securities, LLC. at +1 (203) 629-2186. Requests for the Statement should be directed to D.F. King, at (866) 828-6931, New York and +44 20 7920 9700 London, or by email to edenor@dfking.com, or can be accessed through the Consent Website: https://sites.dfkingltd.com/edenor.

None of the Issuer, the solicitation agent, the financial advisor, information and tabulation agent and trustee or any of their respective affiliates is making any recommendation as to whether Holders of the Notes should deliver consents in response to the Consent Solicitation. Holders must make their own decisions as to whether to deliver consents.

This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security. This announcement is also not a solicitation of consents with respect to the Proposed Waiver or otherwise. The Consent Solicitation is being made solely through the Statement referred to above and related materials. The Consent Solicitation is not being made to Holders of Notes in any jurisdiction in which the Issuer is aware that the making of the Consent Solicitation would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue-sky laws require the Consent Solicitation to be made by a licensed broker or dealer, the Consent Solicitation will be deemed to be made on the Issuer’s behalf by the solicitation agent or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Neither the Statement nor any documents related to the Consent Solicitation have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Statement or any documents related to the Consent Solicitation, and it is unlawful and may be a criminal offense to make any representation to the contrary.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. The Issuer undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: July 16, 2021